Castellum, Inc.
1934 Old Gallows Road, Suite 350
Vienna, VA 22182
January 23, 2025
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Re:	Castellum, Inc.
Registration Statement on Form S-3 (File No. 333-284205)
Ladies and Gentlemen:
In accordance with Rule 460 and 461 of the Securities Act of 1933, as amended, Castellum, Inc. hereby respectfully requests that the effective date of the above-captioned Registration Statement be accelerated so that it will be declared effective at 5:00 p.m. Eastern Time on Friday, January 24, 2025, or as soon thereafter as possible.

Very Truly Yours,

CASTELLUM, INC.

/s/ Glen R. Ives
Glen R. Ives
Chief Executive Officer (Principal Executive Officer)